UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Amendment #5

Relevant Links, Inc.

(Name of small business issuer in its charter)

Colorado	7379	84-1547578
State of incorporation	Primary Standard Industrial Classification Code Number	IRS Employer Identification No.

5655 S. Yosemite St. #109	5655 S. Yosemite St. #109
Greenwood Village, Colorado 80111	Greenwood Village, Colorado 80111
(720) 346-0006	720-346-0006
Principal Executive Offices	Principal Place of Business

Mark A. Bogani
6565 S. Syracuse Way
Englewood, Colorado 80111
(303) 694-4895
Name, address, and telephone number of agent for service

_____

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	**350,000**	**$ 2.00**	**$ 700,000**	**$ 184.00**

_____

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. [ ]

_____

Disclosure alternative used (check one): **Alternative 1; _X_** ; Alternative 2 ___

Approximate date of proposed sale to the public: **As soon as practical following the effective date of registration.**

_____

Relevant Links, Inc.
Common Stock: 350,000 Shares

Relevant Links, Inc. is offering 350,000 shares of common stock at a price of $2.00 per share. This is a direct public offering conducted by Relevant Links, Inc. The securities offered are not listed on any national securities exchange, the NASDAQ Stock Market, or the OTC Bulletin Board Exchange.

This offering will expire 12 months from the date of this prospectus. There is no minimum number of securities that must be sold in the in the offering. Relevant Links, Inc. may extend this offering for an additional 90 days, solely at the discretion of the Relevant Links, Inc.

_____

The date of this offering prospectus is September 15, 2001.

_____

This offering is being registered for sale in the State of Colorado

_____

Common Stock: 350,000 shares
Offering Price: $ 2.00 Per Share

	Price to Subscribers	Proceeds to Company
Per Unit	$ 2.00	$ 2.00
Total	$ 700,000	$ 700,000

The proceeds to Relevant Links, Inc. are before deducting estimated expenses for legal, accounting, promotion, printing, and other expenses incurred in this offering.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission or regulatory agency, nor have these authorities passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment. **See *question #2, page 4,* "RISK FACTORS"**.

_____

Table of Contents

THE COMPANY *4*
RISK FACTORS *4*
BUSINESS AND PROPERTIES *6*
OFFERING PRICE FACTORS.. *24*
USE OF PROCEEDS.. *26*
CAPITALIZATION *29*
DESCRIPTION OF SECURITIES *30*
PLAN OF DISTRIBUTION... *32*
DIVIDENDS, DISTRIBUTION AND REDEMPTIONS *34*
OFFICERS AND KEY PERSONNEL OF THE COMPANY... *35*
DIRECTORS OF THE COMPANY... *37*
PRINCIPAL STOCKHOLDERS... *38*
MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION *39*
LITIGATION.. *41*
FEDERAL TAX ASPECTS *41*
MISCELLANEOUS FACTORS... *41*

FINANCIAL STATEMENTS *42*
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS *53*

SIGNIFICANT PARTIES *54*
RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT.......... *54*
SELLING SECURITY HOLDERS... *54*
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS *54*
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR LIABILITIES.............. *55*

This Offering Circular, together with Financial Statements and
other attachments consists of a total of 56 pages.

THE COMPANY

1.   Exact corporate name: **Relevant Links, Inc.**

State and date of incorporation: Colorado; April 07, 2000

Street address of principal office: 5655 S. Yosemite Street, Suite 109
Greenwood Village, Colorado 80111

Company telephone number: (720) 346-0006

Fiscal year: December 31

Person(s) to contact at Company with respect to offering: Bruce Penrod
CEO, Relevant Links, Inc.
(720) 346-0006 Extension 202

RISK FACTORS

2. Listed in the order of importance, the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return.

1. *Relevant Links, Inc. is a new company. Relevant Links, Inc. is an investment risk because of significantly limited operations to date.*
Relevant Links, Inc. was incorporated in the State of Colorado on April 7, 2000. Relevant Links, Inc. is in the development stage and has had significantly limited operations with net losses and negative cash flows to date. Relevant Links, Inc. has not been able to establish significant advertising revenues to date and there is no historical basis to expect that sufficient revenues will be generated by the planned efforts.

2. *Relevant Links, Inc. is an investment risk because the business model and marketing strategies planned are not proven. If this model and strategies are unsuccessful Relevant Links, Inc. may not attract enough users and advertisers to become profitable.*
Relevant Links, Inc. has no established basis to assure investors that business or marketing strategies will be successful. A lack of achieving significant advertising revenues to date implies uncertainty as to the amount and adequacy of future advertising revenues; as well as Relevant Links, Inc.'s ability to attract sufficient users to operate its websites profitably.

3. *Relevant Links, Inc. plans to develop new software products. Relevant Links, Inc. may not be able to adequately develop these planned software projects resulting in the loss of funds expended in their development.*
Relevant Links, Inc. has no established basis to assure investors that software development projects will be completed as planned or gain adequate market acceptance. The planned software projects are in their preliminary stage of development and may become too costly or become obsolete prior to their complete development. The continued use of third party software would not provide any competitive advantage over potential competitors who may be better capitalized.

4. *Relevant Links, Inc. company developed websites may not generate sufficient interest to become profitable. This will negatively impact the ability to generate needed revenue.*
Relevant Links, Inc. owns and may continue to develop its own websites. Management may select subject matter for websites that does not have sufficient interested users to make the site profitable. Company operated websites are part of the revenue model in the business plan and the failure of these sites could effect the companies ability to sustain operations. The Numisbid.com auction site is currently being developed and is dependent on sufficient users for its functionality and profitability as an auction site. Other sites owned by Relevant Links, Inc. are generating minor revenue but require further development for Relevant Links, Inc. to obtain adequate future revenues.

5. *Relevant Links, Inc. does not have exclusive rights to the majority of content contained on its websites. Owners of this third party content could prohibit its use by Relevant Links, Inc. or charge fees negatively affecting the profitability of the sites using the content.*
Relevant Links, Inc. makes extensive use of content provided by third parties. Should these providers change their terms of use or prohibit the use of their content, Relevant Links, Inc. may have to generate the content internally at increased expense or seek a new provider for potentially less favorable terms. Currently Relevant Links, Inc. pays no fees for the content provided on company owned websites.

6. *Investors could lose all or a substantial portion of their investment if the offering price arbitrarily determined by Relevant Links, Inc. has been set too high, at a value greater than a market value that the shares can attain.*
The offering price of the common shares bears no relation to book value, assets, earnings, or any other objective criteria of value. Relevant Links, Inc. has arbitrarily determined the price. Investors could lose all or a part of their investment if the offering price has been arbitrarily set too high. There can be no assurance that, even if a public trading market develops for Relevant Link's stock, the shares will attain market values commensurate with the offering price.

7. *Relevant Links, Inc. may not realize sufficient or timely sales from this offering to fully develop its software products, as Relevant Links is offering shares on direct participation basis, rather then using the experience of a dealer-broker.*
Relevant Links, Inc. is offering shares on a direct participation basis; and no individual, firm, or corporation has agreed to purchase or take down any of the offered shares. No assurance can be given that any or all of the shares will be sold. Relevant Links, Inc. does not plan to use a dealer-broker, even though a dealer-broker may have more experience, resources or contacts to more effectively achieve the sale of shares. A failure to realize at least 50% of sales will preclude Relevant Links, Inc.'s ability to fully develop its planned software products; and, where only 10% sales may be achieved, only marketing activities could be engaged, other sources of funds would have to be exploited to implement and/or complete new product development. A delay in the sale of the shares in this offering will negatively impact Relevant Links' capability to complete staffing requirements and initiate marketing activities.

8. *Relevant Links, Inc. may register this offering in one or only a few states. Many states will require registration of these securities in order to sell to its citizens. This limited state registration will limit the number of potential purchasers negatively effecting the companies ability to sell this offering.*
Relevant Links, Inc. will initially register its securities for sale in the State of Colorado, and intends to register in additional states if necessary to complete this offering. The securities will likely not be considered a "covered" security, so state registration is required in many states for initial sales from the issuer. Relevant Links may have to register the offering in other states to sell a sufficient amount of this offering to implement the current business plan. Each additional state registration will add costs and time delays to this offering.

9. *Relevant Links, Inc. may not be able to develop sufficient interest in its stock to create a stable market. – Investors will be subject to probable price fluctuations or no market for these securities may develop and investors would be unable to sell their securities.*
Relevant Links, Inc.'s common stock may be designated as a "penny stock", defined as any equity security that has a market price of less than $5.00 per share. Material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what products or goods are or will be produced or services that will be rendered.

Relevant Links, Inc. has been formed to:

1. Create and operate narrow-interest group Internet web sites, called "**niche portals**", appealing to a variety of affinity groups. These niche portals will offer content appealing to that specific interest group, including an extensive library of "relevant links" to other web sites of interest on the subject matter, and serve as a useful hub site for affinity group members. This is accomplished by exhaustively pre-searching the overall Internet for other sites of narrow interest and creating handy, organized lists of links to those sites. The niche portal offers all the benefits of a complete search engine without all the necessary effort to weed out the extraneous, "irrelevant" sites suggested by generalized search engines.

2. Write new, proprietary underlying **niche portal software applications** that will facilitate easier, more automated management of all aspects of the niche portal and serve as a template for all Relevant Links, Inc.'s niche portal sites. Such an application will largely automate the many functions designed into the niche portal sites, making ongoing site administration far easier than current applications allow.

3. Create and operate niche **auction sites** for narrow interest group items. The Internet has evolved numerous auction venues taking advantage of the virtually free posting of information to a worldwide audience. Most such sites offer broad merchandise categories, while niche auctions will restrict to one specific, narrow category. To date, Relevant Links, Inc. has launched one such site, www.numisbid.com, which will soon auction rare coins.

4. Create a new **auction software application**, which closely parallels existing auction software currently utilized by companies like eBay, but includes refinement management believes will improve functionality, making such software more valuable than existing products.

Niche Portals

One of the most important functions performed by the Internet is dissemination of information on specific subjects to a worldwide audience of adherents. A new type of special interest group site is evolving; the niche portal. The niche portal is a central meeting site for these special interest groups, with links to numerous narrower subject matter independent sites. Once linked, benefits flow to both the niche portal and the linked independent sites, providing traffic which would otherwise not find the Independent site, and building a library of relevant links for the niche portal, making it more useful. Most independent sites welcome this electronic version of a referral, some reward it by allowing use of their content and some actually pay for each connection forwarded to their site.

Most existing niche portals are built and managed by amateur enthusiasts, who lack advanced programming and/or marketing skills, so effective well-designed niche portals are rare in each narrow interest. There are five main skills needed to produce successful niche portal web sites: concept planning, site design and construction, link solicitation and implementation, site promotion to build audience, and advertising sales. Each of these areas requires unique talents and virtually no one possesses all such talents. For this reason, Relevant Links, Inc. intends to utilize an assembly line approach to the business, by which different individuals will perform each of these tasks. This contrasts with the methodology of most existing niche portals, in which one enthusiast attempts to perform all such tasks, often poorly.

Once Relevant Links launches a specific-interest niche portal site with useful links and begins to secure an audience, it will solicit advertising directly related to the subject matter. It is generally accepted that advertisers seek to focus their advertising budgets on the most receptive possible customers, and a niche portal, viewed almost exclusively by narrow group devotees becomes an ideal, selected audience. Relevant Links, Inc. believes it can solicit and secure relevant advertising which is more focused and effective to the advertiser and therefore more lucrative to the web site and Relevant Links, Inc.

Linking Software Application.

A central concept of Niche Portals is the extensive use of links to other useful sites related to the central concept. To date, linking has required laborious efforts to manually insert links on both sites. Recent software innovations such as "Links 2.0", a software application developed by Gossamer-Threads, have made linking far easier and more automated, in that the visitor to the site can now merely fill out a web-based form that is then processed on the server and automatically added to a database file, which establishes the link.

However, one of the deficiencies of the Links 2.0 software package is that it utilizes a flat-file database technology, where data is stored and retrieved sequentially, which is inherently slow and inefficient as the size of the database increases, adversely affecting the overall performance of the site. Additionally, while the concept of the Links 2.0 application is excellent, it lacks features that are important for user interactivity.

Relevant Links intends to modify current approaches by configuring its program to work with a relational database, where data is stored and accessed as it relates to other data, which greatly improves performance and overall site speed. Relational database technology improves performance by limiting access paths to relevant data only, whereas flat-file technology requires access through all previously sequentially stored data to reach the requested data. Relational database technology also permits growth and flexibility of the database without impact to performance, as data access paths do not increase significantly with growth of the database.

The new product, which will be called "Relevant Links v.1.0" will include features such as an automated site magazine. The automated site magazine feature is a combination of software and data that is presented at the site in magazine format. The software provides the capability to add relevant articles to the site magazine, and will automatically insert the article into the magazine, displaying author information, date and contributor. After a specified period of time, the article will automatically be removed from the magazine and placed into a searchable archive. The magazine remains a permanent feature of the site, and maintains currency through the ongoing addition of new articles, as well as the archiving of older articles. Other additional features will include the ability for users to add new categories to the database directory without the site administrator; adding a "review" feature to the directory listings enabling users to write a review on the listing. This software package will completely automate the niche portal, eliminating daily maintenance. Relevant Links, Inc. does not intend to market this software application initially, but may elect to do so in the future depending on the evolution of niche portals in general.

Auction Sites.

One clearly successful web application has been the proliferation of on-line auctions. First and foremost among these is eBay, which offers third party 'garage sale' auctions in literally hundreds of different categories of merchandise, and continues to enjoy spectacular growth. Relevant Links, Inc. believes that a significant opportunity exists to build and host a number of auction sites with a far narrower focus; rare coins, for example. Toward that end, Relevant Links has already launched an auction site, www.numisbid.com for the auctioning of rare coins, and has begun contacting coin dealers. Numisbid.com will offer consumer to consumer, business to consumer and anonymous business to business auctions. One of the principals of Relevant Links, Inc. has extensive contacts within the numismatic industry, which should help the company establish a presence. Auction sites receive revenue from both commissions and advertising. Relevant Links is in contact with a number of coin vendors who have expressed interest in using this newly established auction site and is optimistic it will secure significant business for the site.

Auction Software.

Just as Relevant Links, Inc. recognizes shortcomings in existing linking software applications, it foresees a need for a proprietary auction application specifically for "niche" interests that will take the concept of current auction applications and make it more efficient. In particular, this application will attempt to greatly simplify the installation process, thus improving the web-based administrator interface and making administration of the auction site possible for the layperson.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent on one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Relevant Links, inc. has purchased two Niche Portals, Stockpickcentral.com from Mark Bogani and Jeff Chatfield and Coincrazy.com from Mark Bogani and a former director. These sites have become the original flagship portals owned and managed by Relevant Links, Inc. Stockpickcentral.com appeals to stock investors and was launched in March 1999, and revised to current format in July. Coincrazy.com was launched in September 1999.

Both these sites, as with future Niche Portals, exhibit five main elements:
1. Extensive Links Directory
2. News Headlines
3. User Forums
4. Monthly magazine with contributed articles
5. FAQ / Knowledge Base

The effort is to serve the needs of the affinity group by providing a forum for dissemination of news, discussions and in-depth articles, while providing a useful Link Directory which is very exhaustive and replaces the requirement for manual search for most categories. As such, the niche portal becomes a utility site; that is, a general usage site containing news, articles, information, and relevant site recommendations as pertain to the category or industry in which the user is interested.

Stockpickcentral.com
Investors can view financial news, stock quotes, market quotes, trade tips and recommendations, read articles or look for related sites, both commercial and private, which pertain to their financial world. In the year since the format was updated the site has gained some 2000+ average daily unique visitors who rely on the site for these services and who become a particularly favorable audience for advertisers specializing in some facet of the industry. Stockpickcentral.com produces minimal site content internally but relies primarily on content providers for the following features: MarketCall™ Newsletter- by TrendTrader.com, Market Data- by Barchart.com, Top Stories, Market and Stock News from CNBC- by iSyndicate, Bookstore- by Amazon.com through their Associates program, Audio and Video news- by ON24News. None of the features are provided exclusively to Stockpickcentral.com. Relevant Links, Inc. does not pay any fees for this content. This content contains advertisements from which the provider receives revenue and therefore use of their content by Stockpickcentral.com increases their advertisement revenues. There are no contracts or other assurances that this content will continue to be provided or provided without charge.

Coincrazy.com
Coin enthusiasts can view precious metals charts, current coin prices, find links to related sites, purchase books and interact in clubs by participating in various messages boards. Coincrazy.com currently receives approximately 2200 average unique site visitors per day. Coincrazy.com produces minimal site content internally but relies primarily on content providers for the following features: Precious Metal Charts- by KITCO(Kitco.com), Current Coin Prices- by Collector's Universe, Bookstore- by Amazon.com through their Associates program. None of the features are provided exclusively to Coincrazy.com. Relevant Links, Inc. does not pay any fees for this content. There are no contracts or other assurances that this content will continue to be provided or provided without charge.

Numisbid.com

The Nunisbud.com site is functional in that the programming necessary to make the content and active elements of the pages function is complete. The site is interactive in nature and therefore requires testing to assure that users can navigate and utilize the features of the site. Users of the site must interact by placing items for auction and bidding on those items. Therefore, much of the site content is generated by the users/visitors and therefore the mechanisms in which that content is integrated must be tested. An introductory period is planned in which typical user interaction can be evaluated and the software can be modified to correct anomalies. The development milestones indicated in question 4(a) are a better indicator of the planned development of this Internet site.

Portal Software
The Relevant links portal software has had some components written. Internal testing of the automated site magazine feature, which presents content in magazine format, is currently being tested for basic function and general appeal of the presentation by in house personnel. A major component of the software that has not been developed is an Advertisement Server that controls the placement of advertisements on the sites. The full development of this software is not planned until six months after the effectiveness of this offering. The current state of development should be considered preliminary in nature. The development milestones indicated in question 4(a) are a better indicator of the planned development of this software application.

Auction Software
Relevant Links, Inc. has begun some preliminary development of the auction software. This is primarily in the area of evaluating existing auction software products. Programming of any code would merely be exploring potential techniques for use at a future date. The development milestones indicated in question 4(a) are a better indicator of the planned development of this software application.

Future Niche Portals

Relevant Links, Inc. intends to compartmentalize the various tasks required to producing, operating and promoting niche portals and use the diverse skills of different individuals in each area. Relevant Links already controls over 100 domain names that pertain to potential subjects for future niche portals, and continues to examine potential narrow interest groups amenable to its niche portal approach. As Relevant Links recruits and employs more people who can build and promote such sites, the pace of site deployment will accelerate. Relevant Links, Inc. has recently subleased office space located at 5655 S. Yosemite St. #109, Greenwood Village, Colorado and moved equipment into the space as of September 15, 2000. Relevant Links, Inc. is currently interviewing prospective employees who will be involved in development of software applications and graphic design and expects to complete initial staffing as indicated by the timelines provided in question 4(a). Relevant Links, Inc. believes that this level of staffing will provide the capacity to launch three niche portals per month.

In the 'assembly line' concept, once a site is designed and built and a library of relevant links is in place, marketing personnel will begin promoting the site via advertising, direct contact and message boards to build audience. Once an initial base of visitors is established and growing, other marketing personnel will begin pursuit of potential advertisers; see question 3(d)—marketing strategies. Principals in Relevant Links who have had experience in launching and promoting niche portals believe that it will commonly take 3 months to build a large enough directory of links to lure and retain site visitors. Once a certain traffic flow is then established they believe it will take an additional 2-3 months to solicit potential advertisers, resulting in revenues to the site and Relevant Links, Inc. Fortunately, in contrast with print media such as magazines, the ongoing cost of posting information and maintaining the site is minimal, making the carrying cost of each niche portal a relatively small burden. Relevant Links expects that niche sites will vary widely in acceptance and profitability. However, it is clear that a significant portion of capital raised will be expended on site development and promotion, and revenues from advertising sales will lag considerably. Relevant Links believes it has budgeted sufficient resources for staffing and other costs to carry it through until revenues can match ongoing costs and begin to produce a profit.

(c) Describe the industry in which the Company is selling or expects to sell its products or services. And, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether price is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variation in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain a broader insight in assessing the Company's prospects.

Relevant Links, Inc. will operate within the world of the Internet. The majority of revenues anticipated by Relevant Links will be derived from advertising sales. By producing niche portals, Relevant Links will generate a very narrowly defined audience, i.e. horse lovers or coin collectors. Advertisers will be able to display to a selected audience, as opposed to a shotgun approach like a freeway billboard. This represents a competitive advantage not against other niche portals but against other generalized web sites and other media like newspapers and radio with unfocused, broad audiences.

Internet web site advertising is measured and billed per one thousand impressions. For example, one web page displayed with an advertising banner to one thousand individuals visiting the site represents the basic unit of advertising.

Ad Relevance, a Jupiter Media Metrix Company, compiles industry statistics in numerous areas of internet usage and advertising. Their report "The State of Online Advertising" (copyright 2001) focusing on the last quarter of the year 2000, states that the mean average of banner advertising (based on exposures to 1000 page views) ranges between $28.28 and $54.17, depending on the style of the banner presented.

One web page can exhibit up to three banners, each yielding an impression; or fewer banners and more buttons, smaller displays. Also, Relevant Links intends to offer boldface listing of links, colored links and other enhanced listings for which it will charge advertisers. Advertising revenue generated will be directly related to the number of site visitors and the number of individual pages they request and view.

Currently Relevant Links' sites charge a flat fee for banner advertising not related to the number of page views, although management believes such statistics remain good yardsticks for forecasting advertising revenue in the long run. Relevant Links, Inc. expects to stay at the high end of any such spectrum due to the focused nature of its viewership. For example, a coin dealer advertising on CoinCrazy.com can expect virtually all viewers to be coin collectors, whereas only a small fraction of visitors to Yahoo.com, for example, will be coin collectors. Secondly, since the niche portal is designed to be both entertaining and useful to its audience. Viewership has consistently grown on each of the sites owned by Relevant Links, Inc. In March, 2001, each site experienced over 2,000 unique visitors per day routinely, with a spike of 3780 daily average for a single week on Coincrazy.com. Relevant Links, Inc. is confident that with both number of visitors growing and the audience being specialized to the subject at hand it will continue to increase advertising revenue.

Current advertising sales came about through the casual site traffic signing up using the on-line month to month advertising agreement. Management believes that active solicitation for advertisers using the database of relevant site links will generate sales. The inherent advantage in soliciting advertising for Niche Portals is their highly focused viewership comprised of only affinity group members, so management is confident it will succeed in securing advertising at rates at least the industry norm for impressions.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contacts by sales representatives, etc.), how its marketing structure operates or will operate and the basis for its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Relevant Link, Inc.'s core business is the construction and operation of Niche Portals, which includes solicitation of advertising for revenues. This is largely due to the two years' experience operating two Niche sites: Stockpickcentral.com and Coincrazy.com.

As a general statement, advertisers seek to expose their product or service to the most receptive possible audience, those already prone to using its products or services or already using a competitor's products or services; and encourage a bidding process among competing media in order to secure the most exposure at the lowest possible cost.

Relevant Links, Inc. plans to employ a unique marketing approach. Niche portal Link Directories are designed to list links for all relevant or topic related companies as a service to visitors. These are the natural targets for advertising, since they depend on Internet traffic to generate a portion of their sales. Relevant Links plans to provide free links to each relevant site it verifies as authentic and useful, which should generate a modest traffic flow to the satellite site. Once the link is established and the Relevant Links' niche portal site begins to gain visitors, Relevant Links, Inc. will approach the satellite sites to sell advertising as an up-sell rather than a cold call. The effect of the existing free link is to provide some advertising benefit to the satellite site; the selling effort is to enhance that link via banner advertising adjacent to the link or on other pages. Given the pre-existing relationship with the satellite site, Relevant Links, Inc. expects a more effective campaign than would otherwise be the case.

The marketing model has its passive element of providing site traffic to potential advertisers free of charge. This element has already generated advertising sales via the on-line month to month advertising agreements. Approximately a dozen advertisers are currently paying for banners.

The active element will employ dedicated sales staff soliciting advertising from Relevant Links' database of satellite sites. Satellite sites receiving the most traffic from the free links will likely be targeted to purchase banners.

Currently, management expects to generate small advertising sales of $40 to $100 from many advertisers. It is not a current expectation that a single advertiser will represent a major portion of the advertising revenues.

There may be a potential for a single significant advertiser if the site traffic reached a high volume or if an advertiser of general appeal like a credit card or a telecommunications company sought to purchase block advertising on all sites controlled or managed by Relevant Links, Inc.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Relevant Links, Inc. is a newly formed company with a limited operating history and does not currently have a backlog of written firm orders for products or services as of a recent date, nor does Relevant Links, Inc. have an operational background or history which would provide for a comparative backlog of one year ago for such products or services.

The only foreseeable backlogs that could occur in the future would be the creation of niche portal sites for third parties if interest in niche portal development grew faster than the capacity of our staffing level.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been on the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Type of Employee	Current Number of Employees	Number of Employees Within Next 12 Months
Administrative	1	2
Operations	2	5
Clerical	0	1
TOTAL	3	8

NOTE: The current employees are the officers of the company.

None of Relevant Links, Inc.'s employees are subject to collective bargaining agreements.

Relevant Links, Inc. does not currently have any supplemental benefits or incentive agreements with any of its employees.

Relevant Links, Inc. does intend to offer stock ownership incentives to employees in an effort to secure high quality programming and artistic design talent, as well as business management. No firm structure has yet been derived at this date.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the source of financing it expects to use in obtaining these properties, whether by purchase, lease, or otherwise.

The registered office of this corporation is in the State of Colorado. The corporation may also have offices at such other places both within and without the State of Colorado as the Board of Directors may determine or the business of the corporation may require.

Premises

It is vital that Relevant Links has both a virtual storefront facing the general public and a professional web interface with hi-bandwidth; that is, the capability to process large volumes of information. The goal is for clients to be able to move between either medium according to their communications preference. This will also allow development on premises, and customer sites, according to our needs.

Properties currently owned:

	January 31, 2001	July 31, 2001
Computer Equipment	$ 9,680	$ 24,060
Leasehold improvements	-	5,816
Office furniture and equipment	3,544	12,579
Total	13,224	42,455
Less accumulated depreciation	1,023	3,723
Net furniture and equipment	$ 12,201	$ 38,732

(Reference Note 2 of Financial Statements page F-9)

Properties currently leased:

Effective August 2, 2000, the Company entered into an office sublease for space at 5655 S. Yosemite near Denver, Colorado. The term of the sublease commenced on September 1, 2000 and expires on February 28, 2003, with monthly base rent of $3,021.

Server (located in Studio City, Calif.) $300/mo.

Properties expected to be bought/leased in near future:

One server $300/mo.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentially agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Relevant Links, Inc.'s core business will be the construction and operation of unique 'Niche Portal' web sites utilizing a software application of Relevant Links' own design. This application will likely be copyrighted, and will represent considerable insight into niche portal site management. The effect of this software will be to make operating these sites easier and far more automated, but the sites could be constructed without this software with greater effort and ongoing attention. While this software innovation is important, it is not critical to operations.

Relevant Links, Inc. expects to spend around $75,000 in the next year for development, implementation and retrofitting of this application, either with outside parties or in-house personnel. In addition to the contemplated Relevant Links 1.0, link-facilitating and site management software discussed above, Relevant Links intends to author its own auction software application, at an estimated cost of $75,000, to incorporate several features it believes are needed. Again, Relevant Links, Inc. could and may use existing, off-the-shelf software applications for its early auction sites. It will likely also offer any newly created auction software to third parties under licensing. The main focus of these programming efforts is to attempt to automate the ongoing operation of niche portal and auction sites, allowing site users to input the necessary data periodically without large amount of supervision by Relevant Links, Inc. Delays or a decision not to author such software would not stop launch efforts, but could affect ongoing operations as related to the development and continued operation of the portals.

Relevant Links, Inc. has begun some preliminary development of the Numisbid auction software and the Relevant links portal software. Some internal testing of components of the software is underway. However, the development milestones indicated in question 4(a) are a better indicator of the planned development of these software applications.

Management expects that the software development projects will provide cost savings to internal operation. The potential licensing revenues are considered a secondary benefit. Expenditures for the development of these products will be budgeted as to not negatively impact development of the niche portal sites.

The terms of licensing contacts have not been determined at this time.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effect or potential effects upon the Company.

Relevant Links, Inc. business and products are not subject to material regulation, including environmental regulation, by any federal, state, or local government agency. Relevant Links does not foresee any such material or environmental regulation as becoming applicable, and anticipates no effect or potential effect on the business of Relevant Links, Inc. as to material and/or environmental regulation.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Relevant Links, Inc. has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

Relevant Links, Inc. has acquired the assets of CoinCrazy and StockPickCentral. The two web sites were purchased by Relevant Links from Mark A. Bogani, Treasurer and Secretary; Jeffrey Chatfield, a principal stockholder; and a former director; for 1,365,000 shares of common stock and notes totaling $75,000.

No other applicable material mergers or acquisitions have occurred during the period of Relevant Links, Inc.'s existence, incorporated on April 7, 1000, nor are any such mergers, acquisitions, spin-offs, or recapitalizations pending or anticipated. Relevant Links, Inc. has not undergone any stock split or dividend, or recapitalizations in anticipation of this offering or otherwise.

Relevant Links, Inc. may identify beneficial acquisitions in the future. However, none have been identified at this time.

4 (a). If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The following specifies the events which Relevant Links, Inc. management believes should occur within the indicated timeframe, number of months after receipt of proceeds, to create revenues:

Event or Milestone	Timeframe	Manner of Occurrence or Method of Achievement
Solicit advertising for Coincrazy & Stockpickcentral	2 months	Coincrazy and Stockpickcentral are functional sites. Advertising will be solicited from relevant sites, initially those with an existing linkage to our sites. Nominal cost limited to implementing banners and displays on these existing sites. Salary cost if suitable sales staff is hired. Additional staffing planned.
Begin Numisbid introduction	2 months	Numisbid is currently a functional site from a programming aspect. Development of the content is required. Relevant Links' management experience and contacts in the rare coin industry will be used to solicit business for Numisbid, initially at no cost. This introductory phase will be conducted for a period of one month. No additional staffing required. Nominal consulting fees could accrue.
Solicit Numisbid advertising	3 months	The Numisbid introduction phase is completed. Advertising will be solicited from relevant sites, and commissions will be charged for further sales. Nominal cost limited to implementing banners and displays on Numisbid site. No additional staffing required.
Complete initial staffing	5 months	Staffing should begin as soon as practical following completion of this offering; hiring objective is 1 administrative, 3 operations, and 1 clerical. One fulltime marketing candidate shall have been selected and hired at this 5 month checkpoint. One programmer to participate in Niche Portal application software development shall have been selected and hired at this 5 month checkpoint. Interviews and initial candidate determination shall be underway for all other positions.
Begin Niche Portal application software development	6 months	Niche Portal application software development, design phase, is in progress. Final determination as to the use of in-house or contracted personnel for software development shall be made.

Event or Milestone	Timeframe	Manner of Occurrence or Method of Achievement
Begin Niche Portal development	6 months	Begin creating new Niche Portals using existing, non-proprietary software. These portals are to be created in response to marketing need, and as an opportunity for advertising revenues. In-house personnel shall be used for these activities.
Launch first new Niche Portal	8 months	The first new Niche Portal using existing, non-proprietary software shall have been launched at this checkpoint. The portal is expected to be operated as a test vehicle for a period of 30 days. This checkpoint is intended as a validation of staffing and/or contracting activities, as well as programming and development capabilities.
Complete staffing requirements	9 months	Fulltime marketing person trained and qualified. Required software programmers and graphics arts professionals hired. Clerical assistant hired.
Solicit Niche Portal advertising	9 months	Respond to marketing need with an announcement of the availability of the new portal(s); advertisement solicitation from requesting market source as well as other relevant sites that may have been identified.
Complete Niche Portal application software development	12 months	Relevant Links proprietary Niche Portal application software development shall have been completed. All new Niche Portal sites will be created using the new software, existing sites will be upgraded to use the new software.
Begin Auction application software development	12 months	Auction application software development begins. Final determination shall have been made as to the use of in-house or contracted personnel for software development.
Profitability Checkpoint	15 months	Ad revenues from niche sites surpasses expenses. Management will have defined and applied criteria; advertisement sales revenue, development costs, and operational costs; to evaluate profitability.
Complete Auction application software development	18 months	Auction application software development has been completed. Existing auction sites shall be upgraded, new sites shall be created using the new software.

The following specifies the use, if any, of proceeds from this offering as pertain to each of the previously listed events which Relevant Links management believes should occur to create revenues. Where the receipt of levels of proceeds other then the maximum may impact the event, the anticipated impact is specified. Refer to Use of Proceeds, Question 9(a), for further description of the source and amount of proceeds available.

Event or Milestone	Amount	Use of Proceeds
Solicit advertising for Coincrazy and Stockpickcentral	$ 27,500	Nominal costs, which may include marketing, site management, and site development are anticipated. Advertising revenues may be expected to timely replenish implementation costs. A working capital of $27,500 is allocated from Marketing proceeds for unforeseen marketing, site management or implementation needs; and for salary costs if a suitable sales staff can be hired at this point.
Begin Numisbid introduction	$ 10,000	Numisbid is currently a fully functional site. The one-month introductory phase is intended as marketing intent, to promote web site interest. A working capital of $10,000 is allocated from Marketing proceeds for this introduction, and where unforeseen site application problems may occur or require correction.
Solicit Numisbid advertising	-	Nominal costs, which may include marketing, site management, and site development are anticipated Advertising revenues are expected to replenish implementation costs. The working capital of $27,500 previously applied for Coincrazy and Stockpickcentral, is applicable for Numisbid in anticipation of unforeseen marketing and/or site management or implementation circumstances.
Complete initial staffing	$172,500	Staffing will be conducted by current management and should not require the use of offering proceeds for completion. An Employee Salary Reserve of $172,500 (nine months reserve) is available where software application development projects may be delayed in starting and/or completion. The reserve is reduced to three months coverage with offering stock sales at 50%. Offering stock sales at less than 50% will effectively eliminate salary reserves
Begin Niche Portal application software development	$ 75,000	Niche Portal application software development is funded at $75,000 from Application Development proceeds. Funding is fully allocated at either 100% or 50% stock sales from the offering. Funding for Niche Portal application software development is not available at less than 50% offering stock sales.

Event or Milestone	Amount	Use of Proceeds
Begin Niche Portal Development	$ 50,000	The creation of new Niche Portals using existing non-proprietary software shall be in response to marketing interests, and are funded from the Marketing proceeds. Use of existing software significantly reduces cost. Funding will be available at 100% or 50% stock sales from the offering. Costs may be significantly influenced by the number and complexity of Niche Portals to be developed, and such influences are to be closely managed.
Launch first new Niche Portal	$ 12,500	The first new Niche Portal shall be launched as a test vehicle for a period of 30 days. $12,500 is allocated from the balance of Marketing funds for operational and corrective, if any, costs. Funding is available where offering stock sales exceed 50%.
Complete staffing requirements	-	Staffing will be conducted by current management and should not require the use of offering proceeds. An Employee Salary Reserve of $172,500 (nine months reserve) is available from offering proceeds where hiring or projects may be delayed in starting and/or completion. The reserve is reduced to three months coverage at offering stock sales of 50%, and effectively eliminated at lesser results.
Solicit Niche Portal advertising	-	Niche Portal advertising solicitation is included in the $50,000 allocated for development costs. Costs should be nominal, as Niche Portal has been developed for a specific marketing interest, and such interest's advertising requirements.
Complete Niche Portal application software development	-	Proprietary Niche Portal application software development is completed. Funded at $75,000 from Application Development proceeds. Funding includes upgrade of existing Niche Portals to new software.
Begin Auction application software development	$ 75,000	Auction application software development is funded at $75,000 from Application Development proceeds. Funding requires offering stock sales of 50% or greater to have been achieved.

Event or Milestone	Amount	Use of Proceeds
Profitability Checkpoint	-	Profitability checkpoint conducted by current management team using defined criteria; e.g., advertisement sales revenue, development costs, and operational costs; to evaluate profitability.
Complete Auction application software development	-	Auction application software development is completed. Funding to upgrade existing auction sites to use new software included in $75,000 from Application Development proceeds.

Relevant Links, Inc. expects to derive its income from three sources: advertising sales on web sites, commissions from auction sales and the sale of software application licensing. The first of these is by far the largest. Advertising revenues are based on impressions made on page viewers, which will only take place after a site is launched, linked to other relevant sites and promoted. Two sites, Stockpickcentral.com and Coincrazy.com, are currently fully functional while others await the full creative and promotional process. Advertising revenues on each site should increase over time as new advertisers are secured and added, and page demand increases as the site gains popularity.

Stockpickcentral.com and Coincrazy.com are ready for intensive advertising sales. These were largely 'hobby' sites for Relevant Links, Inc. principals for the past few years and were not aggressively pursued for advertising. Nevertheless, Stockpickcentral has around $2,000/yr. in current advertising and Coincrazy has about $3,000. Now, however, Stockpickcentral has some 2,000 unique visitors per day currently and Coincrazy some 1650 unique visitors per day and Relevant Links, Inc. has recently begun efforts to contact link holders, other web sites currently linked to these sites, to offer expanded exposure via banner advertising. A new advertising contract has been adopted; with Relevant Links, owner of the two sites; and the first confirmations of advertising were realized prior to Oct. 30, 2000. Relevant Links, Inc. expects to take at least 90 days to exhaust prospective advertisers for these two sites in this round, but advertising solicitation will be ongoing permanently and Relevant Links, Inc. expects to hire one or more employees whose sole duties will be advertising sales.

4 (b). State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (*See Question #'s 11 and 12*)

Relevant Links, Inc. is a software development company, providing underlying application and database software to improve the functionality and performance of Internet web sites. Relevant Links designs and develops Niche Portals, focused interest web sites, where the enhanced function and performance of the underlying Relevant Links proprietary software will make these Niche Portals more desirable to users and, therefore, more attractive to businesses which advertise on the Internet.

Relevant Links, Inc.'s primary source of revenue is advertising sales. To achieve liquidity commensurate with operating costs through Relevant Links' development stage, a simple, two-step business strategy will be followed. First; Niche Portals have been acquired and will be developed to gain visibility and develop interest from the Internet community. Second; software which improves the function and performance of Niche Portals will be developed and integrated into existing sites, and will be used exclusively in the development of new sites.

The following lists, in chronological order, the events that should occur in order for Relevant Links, Inc. to become profitable. For each event, probable consequences due to delays in the achievement of the event are stated, the anticipated effect of the delay upon liquidity, the ability to generate adequate cash to meet the needs for cash, in view of operating cost at the time of the event is also explained. To the extent that a delay in the completion of a prior event may impact the start or completion of a subsequent event, effect upon liquidity will be at the time of the subsequent event.

Solicit advertising for Coincrazy and Stockpickcentral

Coincrazy and Stockpickcentral are fully functional sites. Current employees of Relevant Links have begun and are continuing advertising sales. Nominal costs are anticipated for web site development and management. Salary costs will be incurred if a suitable sales staff can be selected and hired to contribute to completing this event. Management expects advertising sales to replenish marketing and development costs, and support operational costs, prior to the end of the quarter following completion of this event. Operating costs at the time of this event will be minimal, and liquidity should not be affected by a delay in the completion of this event. To the extent that a delay precludes the ability for Coincrazy and Stockpickcentral to become self-supportive within the next quarter following completion of this event, Relevant Links' may have to reassess business expectations and plans, and consider the use of working capital reserves from the offering proceeds to meet cash needs during the delay.

Begin Numisbid introduction phase

Numisbid is currently a fully functional site. Management will use industry contacts to solicit business for Numisbid at no cost to participants during this one-month introductory phase. Operational costs are expected to be nominal. A delay in the implementation of this event will impact visibility and interest from prospective participants and potential clients. As operational costs at the time of this event are nominal, a delay in completion of this event is not expected to impact Relevant Links' liquidity. The site is intended to become self-supporting prior to the start of the Niche Portal application development project; any delay to the start of the application development project may impact liquidity at the time of the development project, if operating costs have increased due to additional staffing.

Solicit Numisbid advertising

Advertising solicitation will have identified and selected prospective clients during the Numisbid introduction event. A delay to completion of this event should have no impact on liquidity at this time. This event must be completed on schedule to ensure the Numisbid site becomes self-supporting prior to the start of the Niche Portal Application development project.

Note: Coincrazy, Stockpickcentral, and Numisbid

Coincrazy and Stockpickcentral activities to date indicate interest and potential advertising revenues. Relevant Links management does not anticipate marketing or implementation delays to be caused by a lack of interest in either site. The Numisbid introduction will help to determine interest and potential advertising revenues for the site. Numisbid will compete with other coin auction sites and will need to secure coin buyers and sellers, as well as advertisers, in order to succeed. Where competition may limit interest in Numisbid, Relevant Links' management may consider postponing the Numisbid project until the site can be made more attractive to potential participants or advertisers. Management will take this action, if necessary, to ensure liquidity is not significantly impacted during subsequent Relevant Links, Inc.'s development projects.

Complete initial staffing

Initial staffing completion requires the selection and hiring of one marketing professional and one programming professional. These resources are necessary to ensure the Niche Portal application software development and Niche Portal site development projects can be started on schedule. Relevant Links' primary objective is the development of Niche Portals, web sites, complete with underlying software providing function and performance to provide a competitive advantage over existing, similar sites. A delay in the completion of this event will limit Relevant Links operations to the management and maintenance of the three previously indicated Niche Portals; Coincrazy, Stockpickcentral, and Numisbid. A delay in completion of this event may significantly impact Relevant Links' profitability objectives, but should have no impact on Relevant Links' liquidity at this time.

Note: Application Development

All subsequent development projects; Niche Portal application software, Niche Portal, and Auction application software are dependent upon sufficient funding, resources, and efficient management of the project development process to achieve schedules. Additional revenues cannot be generated until such time as each project has been completed and marketed. To the extent that working capital from offering proceeds must be used to offset development project delays, the liquidity of Relevant Links, Inc. will be impacted. For each of the following development project, impact upon liquidity should be considered primarily caused by an increase in operational costs due to additional staffing.

Relevant Links, Inc. is significantly dependent upon the Niche Portal application software development project, as the cornerstone to its business plan. Niche Portal development is dependent on this application software to provide function and performance as a competitive edge. A delay to the Niche Portal application software development project will require prompt assessment and corrective action, to insure business objectives and profitability can be achieved.

Begin Niche Portal application software development

Niche Portal application software will provide a competitive edge for Relevant Links' sites, enhancing site function and performance, and also providing opportunity for sales and licensing of the application product. A delay in beginning the Niche Portal application software development project will significantly impact liquidity where operating costs have increased due to additional staffing.

Begin Niche Portal development

New Niche Portal development responds to market needs, provides visibility, and promotes opportunity for advertising sales. Niche Portal application software providing function and performance can be integrated into these sites when completed, providing a competitive edge. A delay in the completion of this event will cause a delay or loss of advertising sales opportunity. Loss of advertising sales, and potential delay to the launching of further new Niche Portals will eventually impact Relevant Links' profitability objectives. Where development costs are incurred due to additional staffing, offering proceeds working capital reserves may be required to offset potential impact to liquidity.

Launch first new Niche Portal

The first new Niche Portal shall be launched and will be operated as a test vehicle for a period of 30 days. This checkpoint constitutes a portion of the Niche Portal development task, and where development costs are incurred due to additional staffing, offering proceeds working capital reserves may be required to offset potential impact to liquidity.

Complete staffing requirements

Staffing must be completed to provide resources for the application software development projects. A delay in the completion of this event can be expected to affect liquidity, where development costs, including any prior additional staffing, have been incurred.

Solicit Niche Portal advertising

Advertising is solicited for the first new Niche Portal. Marketing plans are developed for the solicitation of participants and/or advertising for additional planned Niche Portals. The new Niche Portal application software is being completed and made ready for integration to these sites. The event must be completed as scheduled to ensure commissions, advertising, sales and licensing revenues are available as soon as practical following completion of the site. A delay in the completion of this event will primarily impact profitability objectives. Liquidity, at this point, is impacted by delays in the development projects and should not be significantly impacted by marketing events.

Complete Niche Portal application software development

All prior steps taken to achieve profitability require the Niche Portal application software to be completed and available as scheduled. Development costs continue through any delay in the completion of this project and will significantly impact liquidity. Commissions, advertising, sales and licensing revenues will be delayed until the application software is made available and, with the delay of these revenues, offering proceed reserves may be required to maintain cash requirements.

Begin Auction application software development

The Auction application software development project begins upon completion of the Niche Portal application software development project. A delay in the start of this event indicates the extended expenditure of development costs due to failure to complete the Niche Portal application software development project on schedule, with impact to liquidity as previously described for that event.

Profitability checkpoint

At this checkpoint, Relevant Links, Inc.' s management will assess profitability; whether achieved or a realistic estimate of when profitability will be achieved. At this checkpoint, sufficient revenues should be realized to meet operating costs; liquidity should not be an exposure. The purpose of this checkpoint is to permit the development of corrective action plans, if necessary, to achieve profitability objectives.

Complete Auction application software development

The new Auction application software is intended to provide a competitive edge to existing and new auction sites. A delay in the completion of this event will impact profitability due to an interim loss of commission, advertising, sales and licensing revenues. Liquidity should not be impacted at this stage of Relevant Links' business operations. The Auction application software product is not an interrelated project, as are the Niche Portal development projects, and a delay to completion of the Auction application software development project does not impose consequences to the extent the Niche Portal projects impose.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated timeframe is realistic, and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

Relevant Links, Inc. is a development stage company without meaningful operational history; or net, after-tax earnings for the last fiscal year.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Relevant Links Inc. was incorporated on April 7, 2000; and did not have profits for the last fiscal year.

7(a). What is the net tangible book value of the Company? If deficit, shown in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for variation.

Relevant Links, Inc. current net tangible book value is $46,450 or $0.03 per share. Giving effect to the sale by Relevant Links, Inc. of all offered shares at the public offering price, the net tangible book value of the Company would be $713,950 or $0.35 per share which results in dilution to the new shareholders of $1.65 per share.

The following reflects dilution to the new shareholders based upon maximum and nominal sales of shares at the offering price of $2.00 per share.

	Maximum (350,000) Shares Sold	50% (175,000) Shares Sold	10% (35,000) Shares Sold
Net tangible book value	$ 713,950.00	$ 363,950.00	$ 83,950.00
Per share value	$ 0.35	$ 0.19	$ 0.05
Dilution to new shareholders	$ 1.65	$ 1.81	$ 1.95

7(b). State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of the sale, the price at which they were sold, and if not sold for cash, a concise description of the consideration. (Exclude bank debt).

Relevant Links, Inc. is incorporated under the laws of the state of Colorado. Relevant Links has authorized 100,000,000 shares, 1,715,000 of which are issued and outstanding. Founders and directors hold 1,365,000 shares. Relevant Links, Inc. has acquired the assets of CoinCrazy and StockPickCentral. The two web sites were purchased from Mark A. Bogani, Treasurer and Secretary; Jeffrey Chatfield, a principal stockholder; and a former director; for 1,365,000 shares of common stock and notes totaling $ 75,000.

Name	Relationship	Date	Number of Shares
Mark A. Bogani	Treasurer/Secretary	8/00	715,000
Jeffrey Chatfield	Principal Stockholder	8/00	650,000
All Others (6)	Shareholders	7/00-10/00	350,000

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

8. **(a)** What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. (Also assume exercise of any options, warrants or rights and conversions of any convertible securities in this offering.)   Assuming maximum offering is sold: 17 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.) Assuming maximum offering is sold: $4,130,000.00

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9 (a). The following table sets forth the use of proceeds from this offering (based on the minimum and maximum offering amounts):

	Maximum* Offering Amount	Percent	50%* Offering Amount	Percent	10%* Offering Amount	Percent
Total Proceeds	$700,000	100	$350,000	100	$70,000	100
Less: Offering Expenses						
Transfer Agent Fee	$1,000	.1	$1,000	.2	$1,000	1.4
Printing Cost	$1,500	.2	$1,500	.4	$1,500	2.1
Legal Fees	$25,000	3.6	$25,000	7.2	$25,000	35.7
Accounting Fees	$5,000	.8	$5,000	1.5	$5,000	7.1
Net Proceeds from Offering	$667,500	95.3	$317,500	90.7	$37,500	53.7
Use of Net Proceeds						
Marketing	$100,000	14.3	$100,000	28.6	$32,500	46.3
Application Development	$150,000	21.4	$150,000	42.8	0	-
Employee Salary Reserve	$172,500 (9 mos.)	24.6	$57,500 (3 mos.)	16.4	0	-
Additional Equipment Reserve	$75,000	10.7	0	-	0	-
Account and Legal Reserve	$20,000	2.9	0	-	0	-
Office Expenses/Lease Reserve	$37,000	5.3	0	-	0	-
Additional Bandwidth Reserve	$47,000	6.7	0	-	0	-
Misc. and Unforeseen Expenses	$66,000	9.4	$10,000	2.9	0	-
Total Use of Net Proceeds	$667,500	95.3	$317,500	90.7	$32,500	46.3
Total Proceeds	$700,000	100%	$350,000	100%	$70,000	100%

*

Offering Amount	Definition
Maximum	All common stock offered; 350,000 shares are sold through the offering.
50% Offering	50% of common stock offered; 175,000 shares are sold through the offering.
10% Offering	10% of common stock offered; 35,000 shares are sold through the offering.

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balance will be retained and used for general working capital purposes or allocated according to the discretion of the Board of Directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amount anticipated, supplemental amounts may be drawn from the other sources, including, but not limited to, general working capital and/or external financing. The net proceeds of this offering that are not expended immediately may be deposited in an interest or non-interest bearing account, of invested in government obligations, certificates of deposit, commercial paper, money market funds, or similar investments.

Potential investors are advised there can be no assurance that any proceeds will be realized from this offering.

9 (b). If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of this offering, describe the order of priority in which the proceeds set forth above in the column Maximum Offering Amount will be used.

Relevant Links, Inc. will use proceeds in the following order of priority:

Transfer Agent
Printing Costs
Legal Fees
Accounting Fees

Working Capital
    Marketing
    Application Development
    Reserve for Employee Salary (9mo.)
    Reserve for Accounting and Legal
    Reserve for Office Expenses and Lease
    Reserve for Additional Bandwidth
    Misc. and Unforeseen Expenses

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10 (a). If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amount and sources of such other funds, and whether the funds are firm or contingent. If contingent, explain.

Material amounts of funds from sources, neither firm nor contingent, other than this offering are not anticipated or intended to be used in conjunction with the proceeds from this offering.

10 (b). If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Relevant Links, Inc. intends the use of no material part of the proceeds to discharge indebtedness.

10 (c). If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business. Relevant Links, Inc. does not intend the acquisition of assets from officers, directors, employees, or principal stockholders of Relevant Links or their associates.

10 (d). If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advance, or otherwise, explain.

No amount of the proceeds is intended to be used for the reimbursement of previously rendered services, transferred assets, monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Relevant Links, Inc. does not have nor anticipates having within the next 12 months any liquidity problems. Relevant Links, Inc. currently has sufficient cash reserves to sustain itself for the next 12 months at its current level of operations.

Relevant Links, Inc. has had negative cash flow from operations that will likely continue until our business plan can be implemented and revenue increased.

Our initial marketing milestones and uses of proceeds from this offering project that if only 10% of this offering are sold that we would have to execute our marketing strategy with one third of the desired budget. This limitation of resources could impact our ability to generate sufficient revenue to achieve positive cash flow to sustained operations. Relevant Links, Inc. solution to such a limited response to this offering may be to utilize current cash to fully implement its current marketing plans. If the marketing efforts fail to yield a positive cash flow then liquidity could be a problem within the next 12 months.

Our application development projects, Niche Portal and Auction, are dependent upon the receipt of offering proceeds equal to or greater than 50% of this offering. Liquidity problems are not anticipated, effect upon liquidity may be expected where our development or implementation process is impacted by unforeseen delays. Our response to questions 4(a) and 4(b), and question (9) more fully describes these dependencies and possible effects.

Relevant Links, Inc. is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring Relevant Links to make payments. Relevant Links, Inc. is not subject to any unsatisfied judgements, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Relevant Links, Inc. anticipates the proceeds from this offering will satisfy cash requirements for the next 12 months.

A 10% response to this offering may not satisfy Relevant Links, Inc. cash requirements for the implementation of its marketing plan sufficient to generate positive cash flows from revenues.

Our Niche Portal and Auction application development projects depend upon stock sales equal to or greater than 50% through this offering.

If additional funding is required, a restructured offering of securities may have to be made or, if sufficient credit history has developed, a loan may be possible through a traditional banking entity.

The officers of Relevant Links, Inc. may invest additional cash into Relevant Links as needed; however, no officer of Relevant Links has entered into any agreement, formal or informal, to invest additional cash.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of proceeds therefrom:

	Amount Outstanding July 31, 2001
Debt:	
Short-term debt	$ 7,415
Long-term debt	$ 70,000
Total debt	$ 77,415
Stockholders equity (deficit):	
Preferred stock	$ 0
Common stock, No par value	$ 350,450
Deficit accumulated in development stage	$ (0)
Retained earnings (deficit)	$ (304,000)
Total stockholder's equity	$ 46,450
Total Capitalization	$ 123,865

Number of preferred shares authorized to be outstanding: 0

Number of common shares authorized: 100,000,000
Par or stated value per share, if any: None

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14.   The securities being offered hereby are:
[X]   Common Stock
[   ]   Preferred or Preference Stock
[   ]   Notes or Debentures
[   ]   Units of two or more types of securities composed of: _____
[   ]   Other: _____

The Securities and Exchange Commission has adopted a rule that includes the definition of a "penny stock" as any equity security that has a market price of less than $5.00 per share. The company's common stock may be designated a "penny stock" as defined by Rule 3a51-1 of the Securities Exchange Act. For any transaction involving a penny stock, the rules require that; the broker or dealer approve a person's account for transactions in penny stocks; and, the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information, investment experience, and objectives of the person, make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. In addition to the additional disclosure requirements, material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

15.   These securities have:

Yes	No	
	X	Cumulative voting rights
	X	Other special voting rights
	X	Preemptive rights to purchase in new issues of shares
	X	Preference as to dividends or interest
	X	Preference upon liquidation
	X	Other special rights or preferences (specify): _____

16.   Are the securities convertible?   [ ] Yes   [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ___/___/___
Date when conversion expires: ___/___/___

17(a). If securities are notes or other type of debt securities:
1. What is the interest rate? If interest rate is variable or multiple rates, describe: _____
2. What is the maturity date? If serial maturity dates, describe: _____
3. Is there a mandatory sinking fund? Describe: _____
4. Is there a trust indenture? Name, address and telephone number of Trustee: _____
5. Are the securities callable or subject to redemption? Describe, including redemption prices: ____
6. Are the securities collateralized by real or personal property? Describe: _____
7. If these securities are subordinated in right of payment of interest or principal,
   explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $_____
How much indebtedness shares in right of payment on an equivalent basis? $_____
How much indebtedness is junior (subordinated) to the securities? $_____

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding Relevant Links, Inc. as securities are not notes or other types of debt securities.

17(b). If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earning" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Question 17(b) is shown in content for continuity; and, is not applicable regarding Relevant Links, Inc. as securities are not notes or other types of debt securities.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative?   [ ] Yes   [ ] No
Are securities callable?   [ ] Yes   [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of Preferred or Preference Stock, notes or other securities being offered.

Question 18 is shown in content for continuity; and, is not applicable regarding Relevant Links, Inc. as securities are not Preference or Preferred Stock.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Relevant Links, Inc. is offering 350,000 shares of Common Stock.
Relevant Links, Inc. has entered into no loan or financing arrangements or otherwise that would place restrictions on dividends or the ability to declare dividends.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis: $ 46,450 as of July 31, 2001.

PLAN OF DISTRIBUTION

21.   The selling agents (i.e., the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Relevant Links, Inc. will sell its common stock to the public on a direct participation basis. No commissions or other fees will be paid, directly or indirectly, by Relevant Links, or any of its principals, to any person or firm in connection with solicitation of sales of the common stock. Notwithstanding, costs to be paid in connection with the offering as specified in Use of Proceeds, page 26.

Relevant Links will offer its securities through Bruce Penrod, President of Relevant Links, Inc., and rely on the Safe Harbor from Broker-Dealer Registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Although Mr. Penrod is an associated person of Relevant Links as that term is defined in Rule 3a4-l under the Exchange Act, he is deemed not to be a broker for the following reasons:

> The president is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

> The president will not be compensated for his participation in the sale of Relevant Links, Inc.'s securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

> The president is not an associated person of a broker or dealer at the time of participation in the sale of Relevant Links, Inc.'s securities.

The president will restrict his participation to the following activities:

> Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by the president of a potential purchaser;

> Responding to inquiries of potential purchasers in communication initiated by the potential purchasers, provided, however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

> Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this Prospectus, Relevant Links, Inc. for the sale of securities being offered has retained no broker. In the event we retain a broker who may be deemed an underwriter, an amendment to the registration statement will be filed.

22.   Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to cash commissions set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the security laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

No commissions or fees, including any form of compensation to selling agents or finders, will be paid directly or indirectly by Relevant Links, Inc., or any of its principals.

Relevant Links, Inc. may decide to use a broker-dealer registered with the NASD and will amend its registration statement by post-effective amendment to identify the selected broker-dealer and disclose the compensation to be paid for those services.

23.   Describe any material relationships between any of the selling agents or finders and the Company or its management.

Relevant Links, Inc., or any of its principals, will <u>not</u> use selling agents or finders for the selling of securities

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24.   If this offering is not being made through selling agents, the name(s) of persons at the Company through which this offering is being made:

Name: Bruce Penrod, President
Address: 5655 S. Yosemite St. #109
                        Greenwood Village, Colorado 80111
Telephone: (720) 346-0006

25.   If this offering is limited to a special group, such as employees, or is limited to a certain number of individuals (as required to qualify under Subchapter S or the Internal Revenue Code) or is subject to any other limitations, describe the limitation and any restrictions on resale that apply. Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

Relevant Links, Inc. is not limiting this offering to any special group or number of individuals, nor is the offering subject to any other limitations.

26 (a). Name, address, and telephone number of independent bank or saving and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

There is no minimum proceeds set for this offering. All funds received in this offering will be deposited directly into the corporate general account.

(b). Date at which funds will be returned by escrow agent if minimum proceeds are not raised: __/__/____
Will interest on proceeds during escrow period be paid to investors? [ ] Yes   [X] No

No escrow is required. There is no minimum proceeds set for this offering.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All presently outstanding shares were issued to officers of Relevant Links, Inc. or close investors subject to exemptions to registration, and were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding are subject to Rule 144 of the Securities Act of 1933.

All shares currently issued were issued to officers of Relevant Links, or close investors subject to exemptions to registration, and are subject to a minimum one-year restriction on resale.

The minimum 1-year restriction on the currently outstanding securities will have elapsed beginning July 2001 and ending October 2001

There are no other outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Relevant Links, Inc. has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.   **Chief Executive Officer**   **Title:**   PRESIDENT, DIRECTOR
                                                                            Chief Executive Officer

Name: Bruce Penrod   Age: 51
Office Street Address: 5655 S. Yosemite St. #109   Telephone: (720) 346-0006
                        Greenwood Village, CO 80111

Bruce Penrod is the current president and majority owner of Birch Street Communications, Inc., a Denver based telecommunications firm with interests in International Telephony and broadband wireless projects.
He also consults various Internet related companies on marketing strategies.
Mr. Penrod will be responsible for advertising sales and marketing.

Name of employers, titles and dates of positions held during the past five years,
with an indication of job responsibility.

Employer	Title	Dates of Position
Birch Street Communications	President, Chief Operating Officer	1997 - present
	Responsibilities: Oversee operations of telecommunications applications company merging telephony with Internet technology for marketing and sales.	
North American Digicom	Regional Director of Marketing	1996 - 1997
	Responsibilities: Direct marketing activities for full facilities based carrier operations.	

Education:

Degree	School	Date
Economics, BA	Duke University	1971

Also a director of the Company   [X] Yes   [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 80%

30.   Chief Operating Officer

Question 30 is shown for continuity; and, is not applicable. Relevant Links, Inc. does not currently have designated a Chief Operating Officer. Mr. Bruce Penrod, President and Mr. Mark Bogani, Secretary and Treasurer will share operational duties.

31. **Chief Financial Officer**   Title: DIRECTOR
                                                 Secretary/Treasurer

Name: Mark A. Bogani   Age: 35
Office Street Address: 5655 S. Yosemite St. #109   Telephone: (720) 346-0006
                Greenwood Village, CO 80111

Since attending college from 1983-1987, Univ. of Colorado—Denver and Metropolitan State College, majoring in Computer Information Systems, Mark has both worked for and founded a variety of firms in the areas of securities, precious metals, collectibles and rare coins, with a particular emphasis on computer system management. From 1990-98 he was Marketing Manager, Systems Administrator and IT Manager for London Coin Galleries, with locations throughout the Southern California area. During the same period, 1994-7 he co-founded the World Mint Agency, Inc., compiling catalogs on collectibles, precious metals and rare coins to international clientele. In 1997 Mr. Bogani founded Web Ventures Group, LLC., an Internet consulting firm. Since that time he has designed, implemented and maintained more than 40 web sites both for personal business use and for other clients. Among these are Relevant Links' own two interest group sites—Stockpickcentral.com and CoinCrazy.com.

Mr. Bogani's expertise extends to numerous computer programming languages including HTML, XML, DHTML, PERL and CGI; and software applications including Adobe Photoshop and Illustrator and Microsoft. His role within Relevant Links will be the implementation of site interfaces for all selected micro-portal subjects and other proprietary programs undertaken by Relevant Links.

Name of employers, titles and dates of positions held during the past five years,
with an indication of job responsibility.

Employer	Title	Dates of Position
Web Ventures Group, LLC.	Director	1998 - Present
	Responsibilities: Research, conceptualize, and manage every aspect of small corporate web sites and e-commerce.	
London Coin Galleries	Marketing Manager, Systems Administrator, IT Manager	1990 - 1998
	Responsibilities: Manage sales material development and distribution, interact with prospective clients, administer computer systems operation.	
World Mint Agency	Co-founder	1994 - 1997
	Responsibilities: Manage the design compilation, and distribution of catalogs on collectibles, precious metals, and rare coins to international clients.	

Education:
Mr. Bogani attended the University of Colorado - Denver and Metropolitan State College from 1983-1987.

Also a director of the Company   [X] Yes   [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 80%

32. Other Key Personnel

Relevant Links, Inc. has no additional key personnel at this time.

DIRECTORS OF THE COMPANY

33. Number of Directors: 2
If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the By-Laws of Relevant Links, Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

34. Information concerning outside or other Directors (i.e., those not described above):

Relevant Links, Inc. has no other Directors other than those previously described.

35(a). Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

Mr. Mark A. Bogani has both worked for and founded a variety of firms in the areas of securities, precious metals, collectibles and rare coins, with a particular emphasis on computer system management.

35(b). If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion of trade secrets, know-how or other proprietary information.

No non-compete or non-disclosure agreements exist between the management of Relevant Links and any prior or current employer.

35(c). If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

During 1988-1990, Mr. Mark A. Bogani co-founded the Inverness Financial Publications, Inc., a financial public relations firm that specialized in producing corporate profiles and investor relations media for public companies. During the period, 1994-1997 he co-founded the World Mint Agency, Inc., compiling catalogs on collectibles, precious metals and rare coins to international clientele. In 1997 Mr. Bogani founded Web Ventures Group, LLC., an Internet consulting firm. Since that time he has designed, implemented and maintained more than 40 web sites both for personal business use and for other clients.

35(d). If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

All key personnel are employees of Relevant Links, Inc.

35(e). If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Relevant Links, Inc. does not have key life insurance policies on any of its Officers, Directors, or key personnel, but plans to acquire $1 Million life insurance on Mark Bogani in the future.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

The Directors of Relevant Links, Inc., is aware of no petitions or receivership actions having been filed or court appointed as to the business activities, Officers, Directors, or key personnel of Relevant Links, Inc..

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not those persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Relevant Links, Inc. is incorporated under the laws of the state of Colorado. Relevant Links has authorized 100,000,000 shares, 1,715,000 of which are issued and outstanding. Founders and directors hold 1,365,000 shares, and 350,000 shares were issued through a private placement.

Name	Class of Shares	Number of Shares	Average Price Per Share	% of Total Outstanding
Mark A. Bogani	Common Stock	715,000	$ 0.05	42
Jeffrey Chatfield	Common Stock	650,000	$ 0.05	38
Moon Lew	Common Stock	250,000	$ 1.00	15

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

38.   Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 715,000 shares (42% total outstanding)

After offering: a) Assuming minimum securities sold: 715,000 shares (41.7% of total outstanding)
                        (There is no minimum proceeds set for this offering, assumption is zero sold.)

                   b) Assuming maximum securities sold: 715,000 shares (34.6% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39(a).   If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders of Relevant Links, Inc. are related by blood or marriage.

39(b).   If the Company has made loans to or is doing business with any of its Officers, Directors, or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Relevant Links, Inc. has not, nor proposes to do so in the future, made loans to any of its Officers, Directors, key personnel, 10% stockholders, relatives thereof, or controllable entities.

No loans of any kind are currently contemplated between Relevant Links, Inc. and any officer or director.

Relevant Links, Inc. may purchase Internet addresses from Mark Bogani in the future and has already purchased the existing web site 'Stockpickcentral.com' from him.

Relevant Links acquired the assets of CoinCrazy and StockPickCentral. The two Internet sites were purchased by Relevant Links from Mark A. Bogani, Treasurer / Secretary and Jeffrey Chatfield, a principal stockholder by issuing a note payable of $37,500 and 682,500 shares of the Company's common stock to each person.

The notes payable have a current balance due of $70,000, are due by July 31, 2002, and accrue interest at 7%, accrued and compounded quarterly.

39(c).   If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligation, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of Relevant Links, Inc. Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to Relevant Links, Inc.

40. **(a)**. List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
(b). If remuneration is expected to change or has been unpaid in prior years, explain.
(c). If any employment agreements exist or are contemplated, describe:

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of Relevant Links, Inc. in the event of retirement at normal retirement date pursuant to any existing plan provided by Relevant Links, Inc.

No employment agreements currently exist or are contemplated until Relevant Links, Inc. is profitable.

Remuneration is expected to be paid, as follows:

Name	Position	Remuneration
Mark A. Bogani	Secretary/Treasurer	Beginning August 1, 2000 - $5,000 per month or $60,000 per year Beginning August 1, 2001 - $6,250 per month or $75,000 per year
Bruce Penrod	President	Beginning January 1, 2001 - $3,000 per month or $36,000 per year

Relevant Links, Inc. also paid $20,833 to a key person, the relationship was not beneficial to Relevant Links and was terminated.

41(a). Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares. (0% of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. *Not Applicable*
State expiration dates, exercise prices, and other basic terms for these securities: *Not A*pplicable

41(b). Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

41(c). Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Common stock may be issued from time to time without action by the stockholders. The common stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of common stock in one or more series, with such voting powers powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and By-Laws of Relevant Links, Inc. Holders of the common stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation, nor to any right of subscription thereto, other to the extent, if any, the Board of Directors may determine from time to time.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termination.

Relevant Links, Inc. is highly dependent on the availability of services from personnel in specific operational assignments. Specific skills required in such assignments are not such that terminated personnel will have an advantage as to competition with Relevant Links, Inc. No specific arrangements with any personnel have been made, or are presently contemplated.

Note: After reviewing the above potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the name of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extend feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The officers and directors of Relevant Links, Inc. are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon Relevant Links' business, financial condition, or operations, including any such litigation or action involving Relevant Link's officers, directors, or other key personnel.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Relevant Links, Inc., is not an S corporation under the Internal Revenue Code of 1986; Question 44 is not applicable.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review the details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Relevant Links, Inc. is not aware of any additional or miscellaneous factors, either adverse of or favorable, which are necessary to clarify, make complete or not misleading, such information provided in this offering circular.

FINANCIAL STATEMENTS

46.   Financial statements, as required for Offering Circular.

CONTENTS

Document
                                                                    Page

Cover Page   F-1

Report of Independent Certified Public Accountants   F-2

Balance Sheet   F-3

Statement of Operations   F-4

Statement of Shareholders Equity   F-5

Statement of Cash Flows   F-6

Notes to Financial Statements   F-7

RELEVANT LINKS, INC.
(A Development Stage Company)

FINANCIAL STATEMENTS

With

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FOR THE PERIOD FROM
APRIL 7, 2000 (INCEPTION)
TO
JANUARY 31, 2001
AND
THE SIX MONTHS ENDED
JULY 31, 2001

Report of Independent Certified Public Accountants

Board of Directors
Relevant Links, Inc.

We have audited the accompanying balance sheet of Relevant Links, Inc. (A Development Stage Company), as of January 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the period from April 7, 2000 (date of inception) through January 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Relevant Links, Inc., as of January 31, 2001, and the results of its operations and cash flows for the period from April 7, 2000 (date of inception) through January 31, 2001, in accordance with generally accepted accounting principles in the United States of America.

/S/ Miller and McCollom

Miller and McCollom
Certified Public Accountants
7400 West Fourteenth Avenue, Suite 10
Lakewood, CO 80215
March 15, 2001

RELEVANT LINKS, INC.
(A Development Stage Company)
Balance Sheet

ASSETS

	January 31, 2001	July 31, 2001 (Unaudited)
CURRENT ASSETS		
Cash	$ 193,671	$ 77,091
Accounts Receivable	2,981	-
Prepaid rent	3,021	3,021
Total current assets	199,673	80,112
OFFICE FURNITURE AND EQUIPMENT		
Furniture and fixtures, net of $1,023 depreciation at January 31, 2001 and $3,723 at July 31, 2001	12,201	38,732
INTANGIBLE ASSET - Note 3	-	-
OTHER ASSETS - lease deposit	3,021	3,021
Total Assets	$ 214,895	$ 123,865

LIABILITIES & STOCKHOLDERS' EQUITY

	January 31, 2001	July 31, 2001 (Unaudited)
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 5,102	$ 2,396
Accrued interest payable - related parties	2,571	5,019
Total current liabilities	7,673	7,415
NOTE PAYABLE - related parties - Note 4	70,000	70,000
STOCKHOLDERS' EQUITY - Note 5		
Common Stock - authorized 100,000,000 shares, no par value, 1,715,000 shares issued and outstanding at January 31, 2001 and July 31, 2001	350,450	350,450
Retained Earnings (deficit)	(213,228)	(304,000)
Total stockholders' equity	$ 137,222	$ 46,450
Total Liabilities & Shareholder's Equity	$ 214,895	$ 123,865

See Notes to Financial Statements

Page F3

RELEVANT LINKS, INC.
(A Development Stage Company)
Statement of Operations

	April 7, 2000 (inception) through January 31, 2001	For the six months ended July 31, 2001 (Unaudited)	April 7, 2000 (inception) through July 31, 2001 (Unaudited)
Revenues	$ 2,450	$ 1,747	$ 4,197
Cost of revenues	3,176	2,081	5,257
Gross profit (loss)	(726)	(334)	(1,060)
Expenses			
Salaries and related taxes	58,448	42,002	100,450
Legal and accounting fees	31,536	8,325	39,861
Depreciation	1,023	2,700	3,723
Other administrative expenses	43,923	36,489	80.412
	134,930	89,516	224,446
Net income (loss) from operations	(135,656)	(89,850)	(225,506)
Interest income	-	1,526	1,526
Interest expense	(2,572)	(2,448)	(5,020)
Net (loss)	$ (138,228)	$ (90,772)	$ (229,000)
Loss per share	$ (.10)	$ (.05)	$ (.15)
Weighted average shares outstanding	451,987	1,715,000	1,556,400

See Notes to Financial Statements

Page F-4

RELEVANT LINKS, INC.
(A Development Stage Company)
Statement of Shareholder's Equity

	Shares	Common Stock	Retained Earnings	Total
Balance, April 7, 2000 (inception)	-	$ -	$ -	$ -
August 1, 2000 issued shares for acquisition of websites (Notes 4 & 5)	1,365,000	450	-	450
July 11, 2000 through August 10, 2000 10,200 shares sold in private placement offering	350,000	350,000	-	350,000
Distribution			(75,000)	(75,000)
Net Loss from inception through January 31, 2001	-	-	(138,228)	(138,228)
Balance January 31, 2001	1,715,000	$ 350,450	$ (213,228)	$ 137,222
Net loss through July 31, 2001 (Unaudited)	-	-	(90,772)	(90,772)
Balance July 31, 2001 (Unaudited)	1,715,000	$ 350,450	$ (304,000)	$ 46,450

See Notes to Financial Statements

Page F-5

RELEVANT LINKS
(A Development Stage Company)
Statement of Cash Flows

	April 7, 2000 (inception) through January 31, 2001	For the six months ended July 31,2001 (Unaudited)	April 7, 2000 (inception) through July 31, 2001 (Unaudited)
Cash flows from operating activities			
Net Loss	$ (138,228)	$ (90,772)	$ (229,000)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation	1,023	2,700	3,723
Net change in operating assets and liabilities -			
(Increase) decrease in accounts receivable	(2,981)	2,981	-
(Increase) decrease in prepaid rent	(3,021)	-	(3,021)
Increase in accounts payable and accrued liabilities	7,673	(258)	7,415
Net cash provided (used) by operating activities	(135,534)	(83,349)	(220,882)
Cash flows from investing activities:			
Purchase of investment	-	(2,000)	(2,000)
Purchase of computers, office furniture and equipment	(13,224)	(23,415)	(36,639)
Security deposit	(3,021)	-	(3,021)
Loan payable to related parties	(5,000)	-	(5,000)
Purchase of leasehold improvements	-	(5,816)	(5,816)
Net cash provided (used) by investing activities	(21,245)	(31,231)	(52,476)
Cash flows provided by financing activities			
Proceeds from issuance of common stock	350,450	-	350,450
Net cash provided by financing activities	350,450	-	350,450
Net increase (decrease) in cash	193,671	(116,580)	77,091
Cash at beginning of period	-	193,671	-
Cash at end of period	$ 193,671	$ 77,091	$ 77,091
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ 2,571	$ 2,448	$ 5,019
Income taxes	$ -	$ -	$ -
Supplemental schedule of noncash investing and financing activities (Note 3)	$ 75,000	$ -	$ 75,000

See Notes to Financial Statements
Page F-6

RELEVANT LINKS, INC.
(A Development Stage Company)
Notes to the Financial Statements
For the Periods from April 7, 2000 (Date of Inception) through January 31, 2001
and the Six Months Ended July 31, 2001

(Information as of July 31, 2001 and the Six Months Then Ended is Unaudited)

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Relevant Links, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements

a. Organization

The Company was incorporated in the State of Colorado on April 7, 2000. The Company is in the development stage and has had no significant operations. The Company has selected January 31 to be its fiscal year.

b. Description of Business

The Company is a software development company and develops niche portals for use in Internet operations.

c. Per Share Information

Per share information is based upon the weighted average number of shares outstanding during the period.

d. Use of Estimates in the Preparation of Financial Statements.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and abilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Risks and Uncertainties

The Company is subject to substantial business risks and uncertainties inherent in starting a new business. There is no assurance that the Company will be able to generate sufficient revenues or obtain sufficient funds necessary for launching a new business venture.

RELEVANT LINKS, INC.
(A Development Stage Company)
Notes to the Financial Statements
For the Periods from April 7, 2000 (Date of Inception) through January 31, 2001
and the Six Months Ended July 31, 2001

Note 1 - Summary of Significant Accounting Policies (continued)

f. Revenue Recognition

The Company's revenues are derived principally from the sale of banner and sponsorship advertisements. To date, the Company's revenue has resulted from billings for past uses. In the future, it expects that there may be some revenues which are prepaid with unused amounts being recorded on a deferred recognition basis.

g. Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 107 ("FASB 107"), "Disclosure About Fair Value of Financial Instruments." SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash and cash equivalents, accounts receivable, prepaid rent, accounts payable and accrued expenses, and notes payable approximate their estimated fair values due to their short-term maturities.

h. Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of demand deposits in banks and cash on hand with an initial maturity of 90 days or less.

i. Recent Accounting Pronouncements

The Company adopted Statement of Position No. 98-5 ("SOP 98-5"), "Reporting the Costs of Start-Up Activities: SOP 98-5 requires that all non-governmental entities expense the cost of start-up activities, including organizational costs as those costs are incurred.

In June of 1998, the FASB issued Statement of Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at their fair value. This statement, as amended by SFAS 137, is effective for financial statements for all fiscal quarters to all fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this standard to have a material impact on its results of operation, financial position or cash flows as it currently does not engage in any derivative or hedging activities.

RELEVANT LINKS, INC.
(A Development Stage Company)
Notes to the Financial Statements
For the Periods from April 7, 2000 (Date of Inception) through January 31, 2001
and the Six Months Ended July 31, 2001

i. Recent Accounting Pronouncements (continued)

The Company adopted Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income". FAS No. 130 requires that the components and total amounts of comprehensive income be displayed in the financial statements beginning in 1998. Comprehensive income includes net income and all changes in equity during a period that arises from non-owner sources, such as foreign currency items and unrealized gains and losses on certain investments in equity securities. The company does not have any components or comprehensive income other than net loss.

In December 1999, The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarized certain of the SEC's views regarding the application of generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC amended SAB 101 to require companies with fiscal years beginning after December 15, 1999 to implement the provisions of SAB 101 no later than the fourth fiscal quarter. The Company adopted the provisions of SAB 101 in the fiscal quarter ending January 31, 2001. The Company does not expect the adoption to have any material effect on its financial statements.

j. Interim financial statements

All adjustments (including normal recurring adjustments) necessary to present fairly the financial position, the operations and cash flows as of April 30, 2001, and for the three months ended July 31, 2001, and the statement of cash flows from April 7, 2000 (inception) through July 31, 2001, have been made.

Note 2 - Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation, and are depreciated on a straight-line basis over their estimated useful lives. Management has estimated the useful life of computer equipment to be three years and the life of office furniture and equipment to be seven years. The following schedule shows fixed assets and accumulated depreciation as of January 31, 2001 and July 31, 2001:

	January 31, 2001	July 31, 2001
Computer Equipment	$ 9,680	$ 24,060
Leasehold improvements	-	5,816
Office furniture and equipment	3,544	12,579
Total	13,224	42,455
Less accumulated depreciation	1,023	3,723
Net furniture and equipment	$ 12,201	$ 38,732

Page F-9

RELEVANT LINKS, INC.
(A Development Stage Company)
Notes to the Financial Statements
For the Periods from April 7, 2000 (Date of Inception) through January 31, 2001
and the Six Months Ended July 31, 2001

Note 3 - Intangible Assets

The Company acquired intangible assets composed of two computer websites from related parties described in Note 4. The websites were acquired by the issuance of stock and notes payable to two related parties. An amount equivalent to the notes payable is shown in the Statement of Shareholders' Equity as a distribution and no carrying value is recorded since no verifiable historical cost is available. The acquisitions were of websites only and not the acquisition of a business. No customer lists, no property and equipment, or other features normally associated in the acquisition of a business were acquired.

Note 4 - Notes Payable - Related Parties

The Company purchased two websites from two principle shareholders by issuing a note payable of $37,500 and 682,500 shares of the Company's common stock to each person. The notes payable, indicated in Note 3, which have a current balance due of $70,000, are due by July 31, 2002, and accrue interest at 7%, accrued and compounded quarterly.

Note 5 - Capital Stock

In addition to the 1,365,000 shares issued as described in Note 4, the Company sold 350,000 shares in connection with a private placement offering at $1.00 per share.

Note 6 - Office Lease

Effective August 2, 2000, the Company entered into an office sublease for space in Denver, Colorado. The term of the sublease commenced on September 1, 2000 and expires on February 28, 2003, with monthly base rent of $3,021. Future base rent commitments during the years ended January 31, under this lease, are summarized as follows:

2002	$36,256
2003	36,256
2004	3,021

Note 7 - Income Taxes

The Company, as of January 31, 2001, had approximately $135,000 of net operating loss carryover that expires in year 2020. A change in ownership of more than 50% of the Company may result in the inability of the Company to utilize the carryover. The Company had deferred tax assets of approximately $6,200 related to the net operating loss carryover. A valuation allowance has been provided for the total amount since the amounts, if any, of future revenues necessary to be able to utilize the carryover, are uncertain.

The overall tax effective tax rate differs from the Federal statutory tax rate for the year ended January 31, 2001:

	% Pre-tax income (loss)
Tax provision based on Federal statutory rate	(34.0%)
State tax, net of Federal benefit	2.3%
Surtax exemption	27.1%
Estimated tax benefit rate	(4.06%)

Page F-10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

This current loss is a result of formation and initial operational costs. Management expects revenues from currently functional web sites, as well as the successful marketing of products to be developed, to be sufficient to cause Relevant Links, Inc. to become profitable within the next 12-months. Relevant Links, Inc. has sufficient cash reserves to sustain current operations for the next 12-months at current staffing and operational levels.

However, full implementation of the current business plans is dependent on the proceeds from this offering as outlined in question 4 (a) and 4(b). Application of varying levels of proceeds from this offering are listed in response to question 9(a). Absent those proceeds a limited implementation would be made with existing cash reserves. Relevant Links, Inc. would initially seeking to boost the advertising sales of the existing niche sites by actively soliciting satellite sites benefiting from the site traffic generated by the free links. Additional niche sites would also be developed to increase revenue. Once sales were sufficient to sustain operations the planned software applications could be developed.

48. Describe any trends in the Company's historical operating results. Indicate changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of impact.

Relevant Links, Inc. has had limited historical operating results and although the continued growth of E-commerce is favorable to Relevant Links current business plan, we do not feel that we can reasonably estimate the impact of that growth on operations planned for the next 12 months.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%
What is anticipated gross margin for next year of operations? _____%
If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Relevant Links, Inc. is newly formed and has not had a prior fiscal year.

50. Foreign sales as a percent of total sales for last fiscal year:____%
Domestic government sales as a percent of total domestic sales for last fiscal year:____%
Explain the nature of these sales, including any anticipated changes:

Relevant Links, Inc. is newly formed and has not had a prior fiscal year.

SIGNIFICANT PARTIES

DIRECTORS

Name	Business Address	Residential Address
Bruce Penrod	5655 S. Yosemite St. #109 Englewood, Co. 80111 (720) 346-0006	1625 S. Birch St. #801 Denver, Co. 80222
Mark A. Bogani	5655 S. Yosemite St. #109 Englewood, Co. 80111 (720) 346-0006	On file at the corporate offices. Available upon written request.

UNDERWRITERS

Should Relevant Links, Inc. seek the services of a broker-dealer in connection with this offering, Relevant Links, Inc. will amend this registration statement by post-effective amendment.

A broker-dealer that sells securities in this type of offering would be deemed an underwriter as defined in Section 2(ii) of the Securities Act and would be required to obtain a no objection position from the NASD regarding compensation and underwriting terms.

RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

Relevant Links, Inc. did not hire or cause to be hired any "expert" or "counsel" on a contingent basis, whereas such "expert" or "counsel" would receive a direct or indirect interest in Relevant Links, Inc.; or was a promoter, underwriter, voting trustee, director, officer, or employee of Relevant Links, Inc.

SELLING SECURITY HOLDERS

No security holders of Relevant Links, Inc. is offering securities; nor has held any position, office, or material relationship within the past three years with Relevant Links, Inc., or any existing affiliate or predecessor.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Relevant Links, Inc. has dismissed its original auditor, Craig W. Connors,CPA, retained in connection with this filing. The original auditor was non-responsive to contact attempts for what management deemed an unacceptable period of time. The Board of Directors approved the dismissal of Craig W. Connors,CPA as of February 6, 2001 and the retention of Miller and McCollom, CPA's as of February 6, 2001.

Relevant Links, Inc. has never had nor anticipates having any disagreements with accountants on matters of accounting or financial disclosure; nor has any principal accountant, currently or in past recent years, resigned or declined to stand for re-election. The financial statements contained herein and those audited by the principal accountant for the past two years do not contain an adverse opinion or disclaimer of opinion or were modified as to uncertainty, audit scope or accounting principles.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Colorado from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person; and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the Articles of Incorporation of Relevant Links, Inc..

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Relevant Links, Inc.

Common Stock: 350,000 Shares

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

No Director or Officer of Relevant Links, Inc. will have personal liability to the Company or any stockholders for monetary damages for breach of fiduciary duty as a Director or Officer involving any act or omission of such Director or Officer, whereas specific provisions in the Articles of Incorporation limits such liability. Such provision shall not eliminate or limit the liability of a Director or Officer; (1) for any breach of duty of loyalty to Relevant Links or its stockholders, (2) for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under applicable sections of the Colorado Corporate Code, or any Colorado State Law applicable, (4) or for any transaction from which an improper personal benefit was derived.

Relevant Links, Inc. will provide for indemnification of the Directors, Officers, and employees in most cases for any liability suffered by them or arising out of their activities as Directors, Officers, and employees; if they were not engaged in willful malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the corporation.

The Directors and Officers of Relevant Links, Inc. are accountable to the Company as fiduciary, which means they are required to exercise good faith and fairness in all dealings affecting Relevant Links, Inc..

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following sets forth an itemized list of all expenses of this Offering.

Expense	Amount	Percent*
Transfer Agent Fee	$ 1,000.00	0.14%
Printing Cost	$ 1,500.00	0.21%
Legal Fees	$25,000.00	3.57%
Accounting Fees	$ 5,000.00	0.71%
	_____	_____
Total	$ 32,500.00	4.63%

*Percent - Indicates percentage of proceeds from offering used, assuming maximum subscriptions.

No securities are being registered for sale by security holders.

UNDERTAKINGS

The undersigned registrant hereby undertakes to:

1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

    a. Include any prospectus required by section 10(a)(3) of the Securities Act;
    b. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and not withstanding the foregoing, any increase or decrease in volume of securities offered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
    c. Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. In the event that a claim for indemnification against liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

1,365,000 outstanding shares were issued to officers of Relevant Links, Inc. were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding were issued as exempted transactions under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

350,000 shares were issued in a private offering as exempted transactions under Regulation "D" , Section 4(2) of the Securities Act of 1933, 4(6) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

Exemptions being non-exclusive the following factors are relevant:

Each purchaser was an *accredited investor* as defined by Rule 501 of regulation D of the Securities Act of 1933 ; An aggregate of only $350,000 was sold in the private offering and no prior offerings have been made by the company.; The offering was sold to a total of six (6) investors.; No commissions were paid.; No advertisements were made.; Each purchaser had adequate access to company information.; Notice of sales was filed timely.; The securities are restricted pursuant to Rule 144

There are no other outstanding shares.

INDEX TO EXHIBITS

		Exhibit Page #s	Document Page #s
(3)	Charter and By-Laws		
	(i) Charter	A1	61
	Articles of Incorporation	A2	62
	(ii) By-Laws	B1 - B5	63 - 67
(4)	Instruments defining the rights of security holders -	Incorporated by reference; see: Exhibit 3(i) - Articles of Incorporation, Article IV Exhibit 3(ii) - By-Laws, Article I, Section 5	
(5)	Opinion re: legality	E1	68
(16)	Change in Accountant Letter	AC1	69
(23)	Consents		
	(i) Consent of Accountant	E2	70
	(ii) Consent of Attorney	E3	71
(99)	(i) Subscription Agreement	S1	72
	(ii) Advertising Agreement	AA1	73
	(iii) Advertising Agreement	AA2	74

DESCRIPTION OF EXHIBITS

(3)	(i) Charter	Corporate Charter of Relevant Links, Inc. and Articles of Incorporation of Relevant Links, Inc., a Colorado corporation, as filed April 07, 2000.
	(ii) By-Laws	By-Laws of Relevant Links, Inc. adopted August 15, 2000.
(4)	Instruments defining the rights of security holders	Included by reference, that portion(s) of Articles of Incorporation and By-Laws stating specified security holders rights.
(5)	Opinion re: legality	The written opinion of counsel as to the legality of the securities covered by this Offering; whereas such securities will be when sold; legally issued, fully paid and non-assessable.
(16)	Change in Accountant Letter	Letter on change in certifying accountant Pursuant to requirement of Regulation SB, Item 304(a)(3).
(23)	Consents	
	(i) Consent of Accountant (ii) Consent of Attorney	The written consents of the accountant and attorney, whereby as to profession gives authority for the preparation or certification as to document content as subject to such consent and pertaining to this offering.
(99)	(i) Subscription Agreement	Subscription Form to be used in conjunction with the purchase of securities in this offering.
	(ii) Advertising Agreement	COINCRAZY.com advertising agreement form.
	(iii) Advertising Agreement	STOCKPICKCENTRAL.com advertising agreement form.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned,

in the City of___Denver___; State of _____Colorado_____;

on   September 15, 2001

REGISTRANT: Relevant Links, Inc.

By: /S/   Bruce H. Penrod, President
                    (Signature and Title)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(Signature) /S/   Bruce H. Penrod   (Title) _President_____ (Date) September 15, 2001

(Signature) /S/   Mark A. Bogani   (Title) _Secretary/Treasurer_____ (Date) September 15, 2001